Exhibit 99.1

(All figures are in Canadian dollars except where noted)

Vancouver, British Columbia – February 29, 2012 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX:MFL) (NYSE Amex:MFN) today announced that it has provided a notice (the “Notice”), to all holders (the “Noteholders”) of its 4.50% Convertible Senior Notes due 2015 (the “Notes”), of certain matters relating to the recently announced proposal of Pan American Silver Corp. (“Pan American”) to acquire all of the issued and outstanding common shares of Minefinders (“Common Shares”). The Notice was provided by the Company pursuant to the indenture (the “Indenture”), dated as of November 3, 2010, between Minefinders and The Bank of New York Mellon, as trustee (the “Trustee”), which governs the terms of the Notes.

As previously announced, Minefinders and Pan American have entered into an Arrangement Agreement (the “Arrangement Agreement”), dated as of January 22, 2012, pursuant to which Pan American will acquire all of the issued and outstanding Common Shares in accordance with a court-approved plan of arrangement of the Company under the Ontario Business Corporations Act (the “Arrangement”). Under the Arrangement, each shareholder of Minefinders would receive in exchange for each Common Share held, either: (i) 0.55 shares of Pan American and $1.84 in cash (“Full Proration Option”); or (ii) 0.6235 shares of Pan American and $0.0001 in cash; or (iii) $15.60 in cash, subject to pro-ration under total aggregate cash and share pools. The effect of the prorationing will be that the average consideration received by Minefinders' shareholders will be equal to the Full Proration Option (the “Consideration”).

The effective date of the Arrangement is expected to occur on or about March 30, 2012 (the “Effective Date”).  The consummation of the Arrangement is subject to the satisfaction or waiver of a number of conditions, including the approval of Minefinders’ shareholders and optionholders at a special meeting (the "Special Meeting") convened for March 26, 2012 and, thereafter, by the Superior Court of Justice of Ontario (as required under Canadian law), as well as the satisfaction or waiver of the other conditions specified in the Arrangement Agreement.  Accordingly, no assurance can be given at this time as to the closing of the Arrangement or the timing thereof.

The terms of the Arrangement Agreement, including the conditions of the respective parties’ obligation to effect the transactions contemplated thereby, are described in greater detail in Minefinders' management information circular dated February 17, 2012 (the “Circular”) which has been prepared in connection with the Special Meeting.  The Circular is available on www.sedar.com and www.sec.gov.

Notice to Noteholders

Prior to the proposed Arrangement becoming effective, the Notes are convertible into Common Shares and upon the effectiveness of the Arrangement the Common Shares will be exchanged pursuant to the terms noted above. Noteholders who convert prior to the Effective Date will receive additional Common Shares since the Arrangement is considered a fundamental change under the terms of the Indenture. If the Arrangement is not completed, Noteholders will not be entitled to receive any additional Common Shares upon conversion of the Notes in respect of the Arrangement.  If the Arrangement is completed, Noteholders converting their Notes after the Effective Date of the Arrangement will also be entitled to receive additional Common Shares.

Within 30 days after the Effective Date of the Arrangement, Minefinders is required, pursuant to the Indenture, to make an offer to purchase the Notes (the “Purchase Offer”) on a purchase date that is 30 business days after the date of the Purchase Offer for cash at a price equal to the principal amount of Notes plus accrued and unpaid interest, including certain additional amounts.

Noteholders who do not convert their Notes prior to the Effective Date of the Arrangement and who elect not to accept the Purchase Offer will continue to hold their Notes and will continue to have a right to convert such Notes.

In accordance with Section 13.1(b)(ii) of the Indenture and pursuant to the election of Minefinders as set forth in the Notice, after the “Effective Time” (as defined in the Indenture), each Noteholder will be entitled to receive upon conversion of any Notes, for each US$1,000 principal amount of Notes, the number of “Prescribed Securities” (as defined in the Indenture) consisting of Common Shares that will have an aggregate market value at the time of such conversion equal to the product obtained by multiplying the applicable “Conversion Rate” (as defined in the Indenture) by the market value of the Consideration at such time (the “Cash Equivalent Conversion Consideration”).  In lieu of Common Shares deliverable upon conversion of the Notes, pursuant to Section 13.3 of the Indenture, as may be supplemented by any supplemental indenture, the Company at its sole option has the right to deliver an amount of cash equal to the Cash Equivalent Conversion Consideration. Minefinders expects that a supplemental indenture will be entered into with the Trustee.

This press release is issued in accordance with the terms of the Indenture.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contact:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (604) 687-6263 extension 113
jon@minefinders.com
www.minefinders.com

Additional Information About the Arrangement and Where to Find It

In connection with the Arrangement, Pan American and Minefinders have filed relevant materials with the United States Securities and Exchange Commission (the “SEC”) and certain Canadian regulatory authorities, including information circulars. Investors and securityholders are urged to read these documents (if and when they become available) and any other relevant documents filed by Pan American and Minefinders with the SEC and certain Canadian regulatory authorities, as well as any amendments or supplements to these documents because they contain important information. Investors and securityholders may obtain these documents free of charge at the SEC's website at www.sec.gov or on SEDAR at www.sedar.com. In addition, the documents filed with the SEC and certain Canadian regulatory authorities by Pan American and Minefinders may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-877-657-5859. Outside of North America, please dial 416-867-2272, or email contactus@kingsdaleshareholder.com or from Pan American's website at www.panamericansilver.com or from Minefinders' website at www.minefinders.com. Investors and securityholders are urged to read the information circulars and the other relevant materials before making any investment decision with respect to the Arrangement. Securityholders who have questions about the Arrangement can also contact Kingsdale. Kingsdale has been retained by Pan American to act as Information Agent for the Arrangement.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, "MAY", "EXPECT", "INTEND", "PLANS", "POTENTIAL", "ANTICIPATED", "ESTIMATED", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE ANTICIPATED DATE FOR CLOSING OF THE ARRANGEMENT; THE SELECTION OF THE CONVERSION OPTIONS AVAILABLE TO NOTEHOLDERS; THE APPROVAL OF THE SHAREHOLDERS OF BOTH PAN AMERICAN AND MINEFINDERS; AND THE APPROVAL OF THE ONTARIO SUPERIOR  COURT OF JUSTICE; THE ENTRY INTO A SUPPLEMENTAL INDENTURE BY MINEFINDERS AND THE TRUSTEE; WHETHER AND WHEN NOTEHOLDERS WILL CONVERT THEIR NOTES; AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACT.

THESE FORWARD-LOOKING STATEMENTS OR INFORMATION REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, OR

ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS,  OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANIES HAVE MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: RISKS RELATED TO THE APPROVAL OF THE SHAREHOLDERS AND OPTIONHOLDERS ON MINEFINDERS, RISKS RELATED TO THE APPROVAL OF THE ONTARIO SUPERIOR COURT OF JUSTICE, BUSINESS RISKS RELATED TO THE CLOSING OF THE ARRANGEMENT, RISKS RELATED TO THE ABILITY OF EACH OF MINEFINDERS AND PAN AMERICAN TO SATISFY OR WAIVE ALL THE CONDITIONS PRECEDENT TO THE CLOSING OF THE ARRANGEMENT, AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO THE COMPANY'S BUSINESS" IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.